UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

Chief Financial Officer Update

On April 26, 2023, Sportradar Group AG (the “Company”) announced that it will appoint Gerard Griffin, age 55, as Chief Financial Officer of the Company, effective May 9, 2023. Mr. Griffin, who will be based in St. Gallen in the future, will be responsible for the Company’s accounting, finance and investor relations operations, and report to CEO and founder Carsten Koerl.

Mr. Griffin brings more than 25 years of leadership experience to the Company in financial and operational management within the gaming, media and technology sectors. He most recently served as Chief Financial Officer at Zynga Inc., a global leader in interactive entertainment, from September 2016 to July 2022. Before joining Zynga, Mr. Griffin spent more than 10 years at Electronic Arts Inc., serving as Senior Vice President of Finance where he was the finance leader for EA’s Studios, Marketing and Publishing organizations, after having spent more than six years in Geneva, Switzerland, as Vice President and Chief Financial Officer for EA International. Prior to that, Mr. Griffin held several senior finance roles domestically and internationally at technology and media companies, including NBC Universal and Primedia, and in public accounting with KPMG in both Dublin and New York. Mr. Griffin holds a Bachelor of Commerce degree from University of Galway and a postgraduate diploma in Professional Accounting from University College Dublin. Mr. Griffin is a fellow in the Institute of Chartered Accountants of Ireland.

On April 26, 2023, the Company issued a press release announcing the appointment of Mr. Griffin as the Company’s new Chief Financial Officer. A copy of the press release is being furnished as Exhibit 99.1 herewith.

Board of Directors Update

On April 24, 2023, the Company issued a press release announcing that Chuck Robel has decided he will retire from the Board of Directors and not stand for reelection at the Company's annual general meeting of shareholders to be held on May 16, 2023 (the “AGM”) in St. Gallen, Switzerland. With the exception of Chuck Robel, all other current members of the Board of Directors will stand for re-election, and the Board of Directors has proposed the nominations of Ms. Rajani Ramanathan and Mr. Bill Kurtz for election at the AGM as new members of the Board of Directors. Biographies of the new candidates as well as the AGM notice and invitation can be found online at https://investors.sportradar.com/financials-filings/annual-reports. A copy of the press release is being furnished as Exhibit 99.2 herewith.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated April 26, 2023.

99.2	Press Release of Sportradar Group AG, dated April 24, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer